Exhibit 17.1

NOTICE OF RESIGNATION

June 22, 2006

To the Board of Directors of

WT Holdings Corporation:

Reference is made to the Agreement and Plan of Share Exchange (“Exchange Agreement”) by and among WT Holdings on the one hand, and Horizon Corporation Limited, a Hong Kong corporation (“Horizon”), Mr. Ricky Kee Kwong Tsoi and Mr. Alex Chun Shan Yue as the shareholders (the “PDD Shareholders”) of Profits Dreams Development Ltd. (“PDD”), and the shareholders (the “FRHL Shareholders”) of Forever Rise Holding Limited (“FRHL”) on the other hand.

1. I hereby voluntarily resign from my position as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Secretary of the Company effective upon the closing of the transactions contemplated under the Exchange Agreement.

2. I hereby voluntarily resign from my position as sole director of the Company immediately following the occurrence of each of the following events: (a) the closing of the transactions contemplated under the Exchange Agreement and (b) the date on which one or more of the following successor directors are duly appointed to the Board of Directors of the Company:

Alex Chun Shan Yue

Ricky Kee Kwong Tsoi

Danny Sau Kwong Leung

Anita Mei Kam Yeung

Cary Pui Yee Shek

This notice has been executed and delivered to the Board of Directors of the Company as of the date written above.

/s/ Ke Huang
Ke Huang